EXHIBIT 99.1

Retalix Announces Third Quarter 2008 Results

    Nine Months Revenues were a Company Record of $169.5 million;
       Third Quarter Operating Margin and Cash Flow Improved as
                  Retalix Executes Improvement Plan;
       Company Expects FY 2008 Revenues of $221 to $226 Million
                  in View of Slowing Global Economy

RA'ANANA, Israel, Nov. 17, 2008 (GLOBE NEWSWIRE) -- Retalix(r) Ltd. (Nasdaq:RTLX) today announced the results for the third quarter and nine month period ended September 30, 2008. The Company also announced that due to the current economic and financial environment, it is revising its outlook for FY 2008.

Summarized financial highlights for the third quarter and nine month period ended September 30, 2008:

 * Total Revenues in the third quarter of 2008 were $56.2 million, compared to $58.1 million in the third quarter of 2007. Total
   Revenues in the nine-month period reached a Company record of
   $169.5 million, compared to $166.2 million in the nine months ended September 30, 2007.

 * GAAP Net Income in the third quarter of 2008 was $1.1 million, or
   $0.05 per diluted share, compared to $3.1 million, or $0.15 per diluted share, in the third quarter of 2007. GAAP Net Income in the nine-month period was $2.1 million, or $0.10 per diluted share, compared to $1.2 million, or $0.06 per diluted share in the nine months ended September 30, 2007.

 * Adjusted Net Income (Non-GAAP)* in the third quarter of 2008 was $2.8 million, or $0.13 per diluted share, compared to
   $4.6 million, or $0.23 per diluted share, in the third quarter of
   2007. Adjusted Net Income (Non-GAAP)* in the nine-month period was
   $7.1 million, or $0.34 per diluted share, compared to
   $7.1 million, or $0.35 per diluted share, in the nine months ended
   September 30, 2007.

 * Cash Flow: During the third quarter of 2008 the Company generated
   $1.8 million from Operating Activities, compared to a negative cash flow of $(3.9) million used in Operating Activities in the third quarter of 2007. During the nine-month period the Company generated $0.9 million from Operating Activities, compared to a negative cash flow of $(6.8) million used in Operating Activities in the nine months ended September 30, 2007.

Business and operations highlights:

 * Morrisons, the UK's fourth largest supermarket group, contracted
   Retalix software for its 378 stores and 285 filling stations.

 * PetroChina rolled out Retalix software to 400 retail and petroleum sites across China, as part of its 1,200-site pilot.

 * BP started deployment of Retalix software to its ampm sites in the
   U.S.

 * McLane Company, one of the world's largest foodservice
   distributors and grocery wholesalers, selected a Retalix
   transportation software solution for deployment at its 19 grocery distribution centers.

 * C&S Wholesale Grocers, the second-largest grocery wholesaler in the U.S., deployed a Retalix transportation software solution at its 34 distribution centers.

 * SaveMart Supermarkets, a 245-store grocery chain based in
   California, rolled out an integrated suite of Retalix supply chain and warehouse management applications to its headquarters and three distribution centers.

Management Comments

Barry Shaked, President and CEO of Retalix, said: "The results of the nine month period that ended in September 2008 reflect significant improvements compared to the same period in 2007. Our nine-month revenues reached a Company record and our GAAP net income was 66% higher than in the same period in 2007. This is the result of the internal initiatives that we undertook earlier this year."

Hugo Goldman, EVP and CFO of Retalix, said: "The improvements in our operating results are also reflected in our non-GAAP operating margin in the third quarter, which grew to 7%, compared with 5.5% in the second quarter and 2.4% in the first quarter of 2008. In addition, we generated $1.8 million in cash flow from operations. Further, our balance sheet, which has close to $28 million in cash and equivalents and less than a million dollars in debt, gives us a solid foundation from which to manage our business in this challenging economic environment."

Shaked added: "Our product revenues in the third quarter of 2008 reflect the broad economic uncertainty that overtook the global markets beginning in mid-September. The crisis in the financial markets led to an impact on companies' timing of technology investment decisions. This resulted in a number of software license deals being put on hold at the end of the third quarter. While we have already made progress with some of these deals since the beginning of the fourth quarter, our current market outlook assumes that some decisions that were previously forecasted for the fourth quarter will be deferred to 2009. We therefore have recalibrated our full-year 2008 estimates in view of the continued economic uncertainty."

Outlook for FY 2008

In view of the continued uncertainty in the global economy, Retalix now expects FY 2008 revenues to be between $221 million and $226 million, GAAP net income to be between $2 million and $5 million, and adjusted, Non-GAAP* net income to be between $9 million and $12 million.

"Notwithstanding the near term uncertainties, the pipeline of customers evaluating our solutions remains strong. The breadth, maturity and stability of our products, customer base and service offerings make Retalix the leader in our market," Shaked concluded.

Conference Call and Webcast Information

The Company will be holding a conference call to discuss results for the third quarter 2008 on Monday, November 17, 2008 at 9:00 am Eastern Time (4:00 pm Israeli Time). This conference can be accessed by all interested parties through the Company's web site at http://www.retalix.com/conference-call.cfm. For those unable to participate during the live broadcast, a replay will be available shortly after the call on the Retalix site.

About Retalix

Retalix is an independent provider of software solutions to retailers and distributors worldwide. Retalix solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independent grocers. The Company offers a portfolio of software applications that automate and synchronize essential retail and supply chain operations, encompassing stores, headquarters and warehouses. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix, please visit http://www.retalix.com.

* Note on Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Retalix uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation in accordance with SFAS 123(R) and amortization of intangibles related to acquisitions. Retalix's management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors.

Reconciliation between GAAP to non-GAAP financial measures is provided in the table below for our FY 2008 outlook. Further reconciliations for historical non-GAAP financial measures appear later in this press release.

 --------------------------------------------------------------------
                                     Revised             Previous
                                 FY 2008 Outlook     FY 2008 Outlook
 --------------------------------------------------------------------
                                 U.S. $, Millions    U.S. $, Millions
 --------------------------------------------------------------------
 Total Revenues                       221-226             232
 --------------------------------------------------------------------
 GAAP Net Income                        2-5                8
 --------------------------------------------------------------------
 (a)                                     5                 5
 --------------------------------------------------------------------
 (b)                                     2                 2
 --------------------------------------------------------------------
 Non-GAAP Net Income                    9-12              15
 --------------------------------------------------------------------
 (a) The effect of stock-based compensation - SFAS 123(R), net of tax effect
 (b) The effect of amortization of intangible assets and acquisition related expenses, net of tax effect

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. For example, the statements regarding our "outlook for FY 2008" including our expected results and reactions to changes in our markets and our potential to sign deals currently being worked on, all involve forward looking statements. These statements include comments regarding the guidance about revenues and net income, expectations about our closing license deals on which we are working, our ability to improve cash flow and profitability and to cut expenses, anticipated demand for the Company's software products, expectations with regard to implementation and rollout of existing license agreements, analysis of market conditions and penetration in emerging markets, pipeline of prospective customers, anticipated rate of growth and Management's expectations as to the Company's future financial performance. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2007, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

                             RETALIX LTD.
                   CONSOLIDATED STATEMENTS OF INCOME

             (U.S. $ in thousands, except per share data)

                     Nine months ended  Three months ended  Year ended
                       September 30,       September 30,   December 31
                     -----------------   -----------------   -------
                      2008      2007      2008      2007      2007
                     -------   -------   -------   -------   -------
                    Unaudited Unaudited Unaudited Unaudited  Audited
                     -------   -------   -------   -------   -------

                     -----------------------------------------------
 REVENUES:
   Product sales      54,795    60,333    17,715    22,704    80,511
   Services          114,657   105,902    38,519    35,361   140,900
                     -------   -------   -------   -------   -------
     Total revenues  169,452   166,235    56,234    58,065   221,411
                     -------   -------   -------   -------   -------
 COST OF REVENUES:
   Cost of product
    sales             35,830    27,918    12,184     9,077    39,132
   Cost of
    services          66,818    46,602    21,913    16,797    65,281
                     -------   -------   -------   -------   -------
     Total cost of
      revenues       102,648    74,520    34,097    25,874   104,413
                     -------   -------   -------   -------   -------
 GROSS PROFIT         66,804    91,715    22,137    32,191   116,998
                     -------   -------   -------   -------   -------

 OPERATING
  EXPENSES:
   Research and
    development
    - net             29,928    46,401     9,079    14,587    58,653
   Selling and
    marketing         16,697    24,148     5,054     8,262    31,617
   General and
    administrative    18,153    18,844     6,173     6,402    27,539
   Other expenses
    (income)- net        (64)      651       (38)       74       643
                     -------   -------   -------   -------   -------
     Total
      operating
      expenses        64,714    90,044    20,268    29,325   118,452
                     -------   -------   -------   -------   -------
 INCOME (LOSS) FROM
  OPERATIONS           2,090     1,671     1,869     2,866    (1,454)
 FINANCIAL INCOME
  (EXPENSES), net        621       376      (119)      168     1,032
                     -------   -------   -------   -------   -------
 INCOME (LOSS)
  BEFORE TAXES ON
  INCOME               2,711     2,047     1,750     3,034      (422)
 TAX BENEFIT
  (EXPENSES)              50      (412)     (423)      176       435
                     -------   -------   -------   -------   -------
 INCOME AFTER TAXES
  ON INCOME            2,761     1,635     1,327     3,210        13
 SHARE IN GAINS
  (LOSSES) OF AN
  ASSOCIATED COMPANY      35        (3)        4        (1)       (3)
 MINORITY INTERESTS
  IN LOSS (GAINS) OF
  SUBSIDIARIES          (745)     (401)     (234)     (154)     (508)
                     -------   -------   -------   -------   -------
 NET INCOME (LOSS)     2,051     1,231     1,097     3,055      (498)
                     =======   =======   =======   =======   =======
 EARNINGS (LOSSES)
  PER SHARE - in
  U.S. $:
   Basic                0.10      0.06      0.05      0.15     (0.02)
                     =======   =======   =======   =======   =======
   Diluted              0.10      0.06      0.05      0.15     (0.02)
                     =======   =======   =======   =======   =======
 WEIGHTED AVERAGE
  NUMBER OF SHARES
  USED IN COMPUTATION
  OF EARNINGS PER
  SHARE - in
  thousands:
   Basic              20,235    19,809    20,315    19,892    19,851
                     =======   =======   =======   =======   =======
   Diluted            20,275    20,139    20,333    20,073    19,851
                     =======   =======   =======   =======   =======

                             RETALIX LTD.
                   CONDENSED CONSOLIDATED BALANCE SHEET

                        (U.S. $ in thousands)

                                     September 30,        December 31,
                                  --------------------      -------
                                   2008         2007         2007
                                  -------      -------      -------
                                      (Unaudited)          (Audited)
                                  --------------------      -------

                                  ---------------------------------
              Assets

 CURRENT ASSETS:
   Cash and cash equivalents       22,924       40,193       22,484
   Marketable securities            3,660        4,461        3,455

   Accounts receivable:
     Trade                         85,160       61,536       81,429
     Other                          9,737        5,766        5,485
   Inventories                      1,597        1,259        1,289
   Deferred income taxes            8,088        6,665        8,286
                                  -------      -------      -------
         Total current assets     131,166      119,880      122,428
                                  -------      -------      -------
 NON-CURRENT ASSETS :
   Marketable securities            1,043          859        1,657
   Deferred income taxes            9,918        5,301        7,050
   Long-term receivables            3,782        8,156        5,681
   Amounts funded in respect
    of employee rights upon
    retirement                     10,450        8,211        8,806
   Other                              803        1,051          795
                                  -------      -------      -------
                                   25,996       23,578       23,989
                                  -------      -------      -------
 PROPERTY, PLANT AND
  EQUIPMENT, net                   13,888       12,893       12,568
                                  -------      -------      -------
 GOODWILL                         109,013      113,162      108,926
                                  -------      -------      -------
 OTHER INTANGIBLE ASSETS,
  net of accumulated
  amortization
   Customer relationship           15,578       16,533       16,450
   Other                            3,107        5,173        4,229
                                  -------      -------      -------
                                   18,685       21,706       20,679
                                  -------      -------      -------
         Total assets             298,748      291,219      288,590
                                  =======      =======      =======

                                     September 30,        December 31,
                                  --------------------      -------
                                   2008         2007         2007
                                  -------      -------      -------
                                      (Unaudited)          (Audited)
                                  --------------------      -------

                                  ---------------------------------
 Liabilities and shareholders' equity
 CURRENT LIABILITIES:
   Short-term bank credit              --        1,377           11
   Current maturities of
    long-term bank loans              259          245          258
   Accounts payable and accruals:
     Trade                         13,315       11,500       15,410
     Employees and employee
      institutions                  8,818        9,697        8,977
       Accrued expenses             7,011        6,149        6,393
     Other                          1,963        6,375        3,005
   Deferred revenues               18,393       14,855       16,763
                                  -------      -------      -------
         Total current
          liabilities              49,759       50,198       50,817
                                  -------      -------      -------
 LONG-TERM LIABILITIES:
   Long-term loans, net of
    current maturities                673          886          786
   Employee rights upon
    retirement                     15,321       13,999       14,362
   Deferred tax liability             266          990          219
   Other tax payables               1,058        1,110        1,097
   Deferred revenues                   --          471           --
                                  -------      -------      -------
         Total long-term
          liabilities              17,318       17,456       16,464
                                  -------      -------      -------
         Total liabilities         67,077       67,654       67,281
                                  -------      -------      -------
 MINORITY INTERESTS                 3,538        2,683        2,791
                                  -------      -------      -------
 SHAREHOLDERS' EQUITY:
   Share capital - Ordinary
    shares of NIS 1.00 par
    value (authorized:
    September 30, 2008 (unaudited),
    December 31, 2007 (audited)
    and September 30, 2007
    (unaudited) 30,000,000 shares;
    issued and outstanding: -
    September 30, 2008 (unaudited)
    20,315,515 Shares;
    December 31,2007 (audited) -
    20,001,382 shares;
    September 30, 2007 (unaudited)
    - 19,896,772 shares             5,361        5,246        5,273
   Additional paid in capital     174,587      166,206      166,752
   Retained earnings               48,246       49,069       46,195
   Accumulated other
    comprehensive income              (61)         361          298
                                  -------      -------      -------

         Total shareholders'
          equity                  228,133      220,882      218,518
                                  -------      -------      -------
         Total liabilities and
          shareholders' equity    298,748      291,219      288,590
                                  =======      =======      =======

                             RETALIX LTD.
                 CONSOLIDATED STATEMENTS OF CASH FLOWS

                         (U.S. $ in thousands)

                     Nine months ended  Three months ended  Year ended
                       September 30,       September 30,   December 31
                     -----------------   -----------------   -------
                      2008      2007      2008      2007      2007
                     -------   -------   -------   -------   -------
                    Unaudited Unaudited Unaudited Unaudited  Audited
                     -------   -------   -------   -------   -------

                     -----------------------------------------------
 CASH FLOWS FROM
  OPERATING
  ACTIVITIES:
 Net income (loss)     2,051     1,231     1,097     3,055      (498)
 Adjustments
  required to
  reconcile net
  income (loss) to
  net cash provided
  by (used in)
  operating
  activities:
   Minority interests
    in gains (losses)
    of subsidiaries      745       390       234       143       508
   Depreciation and
    amortization       4,606     5,163     1,513     1,689     6,947
   Share in losses
    (gains) of an
    associated
    company              (35)        3        (4)        1         3
   Stock based
    compensation
    expenses           3,927     3,714     1,257       981     3,889
   Changes in accrued
    liability for
    employee rights
    upon retirement      965     2,449      (573)    1,148     2,739
   Losses (gains) on
    amounts funded
    in respect of
    employee rights
    upon retirement   (1,293)     (480)      230      (415)     (950)
   Deferred income
    taxes -  net      (2,623)   (1,897)      250      (980)   (6,570)
   Net decrease
    (increase) in
    trading securities   (79)     (227)      187      (255)     (216)
   Amortization of
    discount on
    marketable debt
    securities            --        10        --         1        11
   Other                  43      (193)      117      (255)     (109)
   Changes in
    operating assets
    and liabilities:
     Decrease
      (increase) in
      accounts
      receivable:
       Trade
        (including
        the non-
        current
        portion)      (1,916)  (17,397)   (1,205)   (8,906)  (34,700)
       Other
        (including
        long term
        other tax
        payables)     (4,285)      894      (743)      566     1,278
     Increase
      (decrease) in
      accounts
      payable and
      accruals:
       Trade          (2,071)     (332)     (401)      232     3,537
       Employees,
        employee
        institutions
        and other       (441)   (1,384)   (1,136)      882    (2,290)
   Increase in
    inventories         (307)      (97)     (519)     (380)     (118)
   Increase
    (decrease) in
    deferred revenues
    (including the
    non-current
    portion)           1,635     1,365     1,453    (1,390)    2,810
                     -------   -------   -------   -------   -------

 Net cash provided
  by (used in)
  operating
  activities -
  forward                922    (6,788)    1,757    (3,883)  (23,729)
                     =======   =======   =======   =======   =======

                             RETALIX LTD.
                CONSOLIDATED STATEMENTS OF CASH FLOWS

                        (U.S. $ in thousands)

                     Nine months ended  Three months ended  Year ended
                       September 30,       September 30,   December 31
                     -----------------   -----------------   -------
                      2008      2007      2008      2007      2007
                     -------   -------   -------   -------   -------
                    Unaudited Unaudited Unaudited Unaudited  Audited
                     -------   -------   -------   -------   -------

                     -----------------------------------------------
 Net cash provided
  by (used in)
  operating
  activities -
  brought forward        922    (6,788)    1,757    (3,883)  (23,729)
                     =======   =======   =======   =======   =======
 CASH FLOWS FROM
  INVESTING
  ACTIVITIES:
 Maturity of
  marketable debt
  securities held
  to maturity            370     9,743        --        --     9,743
 Investment in
  marketable debt
  securities held
  to maturity           (199)   (9,047)       --        --    (9,047)
 Acquisition of
  subsidiaries or
  activities
  consolidated for
  the first time (a)    (735)   (1,350)     (110)       --    (1,370)
 Purchase of
  property, plant,
  equipment and
  other assets        (3,446)   (4,184)   (2,078)   (2,865)   (4,676)
 Proceeds from sale
  of property, plant
  and equipment           38         4        38        --        69
 Amounts funded in
  respect of employee
  rights upon
  retirement, net       (360)     (973)       32      (425)   (1,097)
 Long-term loans
  collected from
  employees               17        19         1        (2)       17
                     -------   -------   -------   -------   -------
 Net cash used in
  investing
  activities          (4,315)   (5,788)   (2,117)   (3,292)   (6,361)
                     -------   -------   -------   -------   -------
 CASH FLOWS FROM
  FINANCING
  ACTIVITIES:
 Repayment of
  long-term bank
  loans                 (116)     (228)       --        (2)     (352)
 Issuance of share
  capital to
  employees resulting
  from exercise of
  options              3,995     1,054        --       132     2,402
 Net decrease in
  short-term bank
  credit                 (11)   (3,365)      (11)   (6,189)   (4,731)
                     -------   -------   -------   -------   -------
 Net cash provided by
  (used in) financing
  activities           3,868    (2,539)      (11)   (6,059)   (2,681)
                     -------   -------   -------   -------   -------
 EFFECT OF EXCHANGE
  RATE CHANGES ON
  CASH                   (35)      122      (103)      103        69
                     -------   -------   -------   -------   -------
 NET INCREASE
  (DECREASE) IN CASH
  AND CASH EQUIVALENTS   440   (14,993)     (474)  (13,131)  (32,702)
 BALANCE OF CASH AND
  CASH EQUIVALENTS
  AT BEGINNING OF
  PERIOD              22,484    55,186    23,398    53,324    55,186
                     -------   -------   -------   -------   -------
 BALANCE OF CASH AND
  CASH EQUIVALENTS
  AT END OF PERIOD    22,924    40,193    22,924    40,193    22,484
                     =======   =======   =======   =======   =======

                             RETALIX LTD.
                 CONSOLIDATED STATEMENTS OF CASH FLOWS

                         (U.S. $ in thousands)

                     Nine months ended  Three months ended  Year ended
                       September 30,       September 30,   December 31
                     -----------------   -----------------   -------
                      2008      2007      2008      2007      2007
                     -------   -------   -------   -------   -------
                    Unaudited Unaudited Unaudited Unaudited  Audited
                     -------   -------   -------   -------   -------

                     -----------------------------------------------
 (a) Supplementary
  disclosure of cash
  flow information -
   Fair value of
    assets acquired
    and liabilities
    assumed of
    subsidiaries and
    activities
    acquired at the
    date of
    acquisition:
     Working capital
      (excluding cash
      and cash
      equivalents)        --       157        --        --       174
     Property plant
      and equipment,
      net                 --        (8)       --        --        (6)
     Goodwill
      and other
      intangible
      assets arising
      on acquisition    (735)   (1,499)     (110)       --    (1,679)
     Increase in
      account payable
      - other             --        --        --        --       141
                     -------   -------   -------   -------   -------
                        (735)   (1,350)     (110)       --    (1,370)
                     =======   =======   =======   =======   =======

 (b) Supplemental information on investing activities not involving cash flows:

     On April 1, 2005, the Company acquired substantially all of the assets of Integrated Distribution Solutions Inc. ("IDS"), in consideration for cash, as well as the issuance of share
     capital. In addition, in respect of this acquisition, in 2007 an additional 207,236 shares valued at $3,973,129 were released from escrow as certain customer retention milestones agreed upon were met.

                             RETALIX LTD.
           UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTMENTS

 The following tables reflect selected Retalix' Non-GAAP results reconciled to GAAP results:

                     Nine months ended  Three months ended  Year ended
                       September 30,       September 30,   December 31
                     -----------------   -----------------   -------
                      2008      2007      2008      2007      2007
                     -------   -------   -------   -------   -------
                    Unaudited Unaudited Unaudited Unaudited Unaudited
                     -----------------------------------------------
                                   U.S. $ in thousands
                                (except per share data)
                     -----------------------------------------------
 OPERATING INCOME
  (LOSS)
   GAAP Operating
    income (loss)      2,090     1,671     1,869     2,866    (1,454)
   GAAP Operating
    Margin**             1.2%      1.0%      3.3%      4.9%     -0.7%
   Plus:
     Amortization of
      acquisition-
      related
      intangible
      assets           2,478     2,717       823       888     3,576
     Stock based
      compensation
      expenses         3,927     3,715     1,257       982     3,889
     Other acquisition-
      related
      operating
      expenses (*)        --       700        --        --       700
                     -------   -------   -------   -------   -------
   Non-GAAP Operating
    income             8,495     8,803     3,949     4,736     6,711
                     =======   =======   =======   =======   =======
   Non-GAAP Operating
    Margin**             5.0%      5.3%      7.0%      8.2%      3.0%
                     =======   =======   =======   =======   =======

 NET INCOME (LOSS)
   GAAP Net income
    (loss)             2,051     1,231     1,097     3,055      (498)
   Plus:
     Amortization of
      acquisition-
      related
      intangible
      assets           2,478     2,717       823       888     3,576
     Stock based
      compensation
      expenses         3,927     3,715     1,257       982     3,889
     Other acquisition-
      related
      operating
      expenses (*)        --       700        --        --       700
   Less:
     Income tax
      effect of
      amortization of
      acquisition-
      related
      intangible
      assets            (927)     (939)     (288)     (315)   (1,287)
     Income tax
      effect of
      stock based
      compensation
      expenses          (412)     (195)     (135)      (51)      (70)
     Income tax
      effect of other
      acquisition-
      related
      operating
      expenses            --      (161)       --        --      (161)
                     -------   -------   -------   -------   -------
   Non-GAAP Net
    income             7,117     7,068     2,754     4,559     6,149
                     =======   =======   =======   =======   =======

 NET INCOME (LOSS)
  PER DILUTED SHARE
   GAAP Net income
    (loss) per
    diluted share       0.10      0.06      0.05      0.15     (0.02)
   Plus:
     Amortization of
      acquisition-
      related
      intangible
      assets            0.12      0.13      0.04      0.04      0.18
     Stock based
      compensation
      expenses          0.19      0.19      0.06      0.05      0.03
     Other acquisition-
      related
      operating
      expenses (*)        --      0.04        --        --      0.19
   Less:
     Income tax
      effect of
      amortization of
      acquisition-
      related
      intangible
      assets           (0.05)    (0.05)    (0.01)    (0.01)    (0.06)
     Income tax
      effect of
      stock based
      compensation
      expenses         (0.02)    (0.01)    (0.01)       --     (0.00)
     Income tax
      effect of other
      acquisition-
      related
      operating
      expenses            --     (0.01)       --        --     (0.01)
                     -------   -------   -------   -------   -------
   Non-GAAP Net
    income per
    diluted share       0.34      0.35      0.13      0.23      0.31
                     =======   =======   =======   =======   =======

   Shares used in
    computing diluted
    net income per
    share             20,275    20,139    20,333    20,073    20,150
                     =======   =======   =======   =======   =======

  * Pre-acquisition costs from potential transactions that have not materialized.
 ** Operating Margin calculation: Operating Income as a percentage of
    Total Revenues

                             RETALIX LTD.
           UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTMENTS

 The following table shows the classification of stock-based compensation expense:

                     Nine months ended  Three months ended  Year ended
                       September 30,       September 30,   December 31
                     -----------------   -----------------   -------
                      2008      2007      2008      2007      2007
                     -------   -------   -------   -------   -------
                    Unaudited Unaudited Unaudited Unaudited  Audited
                     -------   -------   -------   -------   -------
                                   U.S. $ in thousands
                     -----------------------------------------------
 Cost of product
  sales                  125        59        38        15        60
 Cost of services      1,488       721       451       196       707
 Research and
  development - net      857     1,444       240       326     1,407
 Selling and
  marketing              310       437        91       131       450
 General and
  administrative       1,147     1,054       437       314     1,265
                     -------   -------   -------   -------   -------
 Total                 3,927     3,715     1,257       982     3,889
                     =======   =======   =======   =======   =======

 The following table shows the classification of amortization of acquisition-related intangible assets:

                     Nine months ended  Three months ended  Year ended
                       September 30,       September 30,   December 31
                     -----------------   -----------------   -------
                      2008      2007      2008      2007      2007
                     -------   -------   -------   -------   -------
                    Unaudited Unaudited Unaudited Unaudited  Audited
                     -------   -------   -------   -------   -------
                                   U.S. $ in thousands
                     -----------------------------------------------
 Cost of product
  sales                1,650     1,709       548       591     2,260
 Cost of services        590       748       197       238       962
 Selling and
  marketing                3        92         1         2        92
 General and
  administrative         235       168        77        57       262
                     -------   -------   -------   -------   -------
 Total                 2,478     2,717       823       888     3,576
                     =======   =======   =======   =======   =======

CONTACT:  Retalix Ltd.
          Investor Relations
          Motti Gadish
          +972-9-776-6600
          investors@retalix.com